UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001- 39167

Molecular Data Inc.

5/F, Building 12, 1001 North Qinzhou Road, Xuhui District

Shanghai 201109

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MKD Elects to Rely on the SEC Order for Filing Relief in Connection with its Form 20-F for the Year Ended December 31, 2019

Molecular Data Inc. (the “Company”) is filing this current report on Form 6-K, pursuant to an order issued by the U.S. Securities and Exchange Commission Under Section 36 of the Securities Exchange Act of 1934 on March 4, 2020, as amended (the “SEC Order”), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the outbreak of COVID-19.

The recent outbreak of COVID-19 has posed a significant impact on the Company’s ability to file on a timely basis its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”), which is due to be filed on April 30, 2020 (the “Original Due Date”). Therefore, the Company has elected to rely on the conditional filing relief provided under the SEC Order. In accordance with the SEC Order, the Company plans to file the Annual Report no later than 45 days after the Original Due Date.

Starting from early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. For example, people traveling to Shanghai, where the Company’s headquarters is located, were strictly required to have 14-day quarantine at home or designated hotels. Further, the Company has taken a series of measures in response to the outbreak to protect its employees, including, among others, temporary office closure for most of days in February, remote working arrangements for its employees and travel restrictions or suspension. These measures have reduced the capacity and efficiency of the Company’s operations, including delay on its internal accounting procedures. In addition, the Company generally commences its annual closing and audit preparation work in January, which includes, among other things, preliminary and then final closing of the Company’s ledger, preparation of consolidated financial statements, as well as reconciliation of account balances and/or transaction amounts with suppliers, customers and commercial banks. However, due to control measures having been put in place by the local government of different cities in China, some of the suppliers and customers of the Company did not fully resume operations and had limited staff to respond to the reconciliation process with the Company for the year end closing process. As a result of the above, the preparation of the Company’s Annual Report has been delayed. Considering the lack of time for the compilation, dissemination and review of the information required to be presented, and the importance of investors receiving materially accurate information in the Annual Report, the Company has decided to rely on the SEC Order.

When the Company files the Annual Report, the Company plans to include the following risk factor, as may be expanded or revised as the Company determines appropriate, to reflect the currently unknown and constantly evolving effects of the COVID-19 pandemic and the resulting worldwide crisis:

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

In recent years, there have been outbreaks of epidemics in China and globally. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others.

We have taken a series of measures in response to the outbreak to protect our employees, including, among others, temporary closure of our offices, remote working arrangements for our employees and travel restrictions or suspension. These measures have reduced the capacity and efficiency of our operations which in turn have negatively affected our results of operations. Our business in first quarter of 2020 was adversely affected. For example, our revenues in the first quarter of 2020 decreased compared to the same period in 2019, mainly due to the decrease of net revenues from direct sales model caused by our temporary office closure in February and early March. Our operating profit decreased in the first quarter of 2020 as well.

The extent to which COVID-19 impacts our results of operations will also depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese and global economy in general. Potential impacts include, but are not limited to, the following:

•                  given the slowdown in China’s domestic market as well as the negative impact of the COVID-19 outbreak on the chemical industry, we cannot assure that our revenues and operating cashflow will not experience fluctuation or that we can maintain the growth rate we have experienced;

•                  temporary closure of offices had affected and may continue to affect our normal business operations. For instance, our headquarters in Shanghai was shut down for the most of days in February. No employee could come to the office to perform business related operations, including signing business contracts, verifying and collecting business paying vouchers and shipping statements, and effectively communicating with our suppliers and customers during the shut-down;

•                  the stringent 14-day quarantine measures, travel restrictions or suspension implemented by the Chinese government have affected and may continue to affect our work efficiency as the number of employees that can work in the offices are severely limited;

•                  temporary closure of offices, travel restrictions or suspension of operations of our customers have negatively affected, and could continue to negatively affect, the demand for our products and services;

•                  any disruption of our supply chain, logistics providers or customers could adversely impact our business and results of operations, including causing us or our suppliers to cease manufacturing chemicals for a period of time or materially delay delivery to customers, which may also lead to loss of customers, as well as reputational, competitive and business harm to us;

•                  many business operations in China were halted and factories were temporarily closed for a period of time, which would materially and negatively affect our overall financial results and cashflow position in the first quarter of 2020. Depending on the global progression of the outbreak, our ability to obtain chemicals and deliver chemicals to customers may be partly or completely disrupted not only in our Chinese facilities but globally;

•                  some of our customers, suppliers and other partners are small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID-19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted;

•                  our suppliers and customers may require additional time to pay us or fail to pay us at all, which could increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts, write-off of bad debts, or reduction of recognized revenues and profits;

•                  our business operations could be disrupted if any of our employees are suspected of having the COVID-19, since it could require our employees to be quarantined and/or our offices to be disinfected;

•                  this outbreak of COVID-19 has caused, and may continue to cause, companies in China, including us and certain of our suppliers and customers, to implement temporary adjustment of work schemes allowing employees to work from home and collaborate remotely. We have taken measures to reduce the impact of the epidemic outbreak, including, upgrading our telecommuting system, monitoring our employees’ health on a daily basis and optimizing our technology system to support remote working. However, we may still experience lower work efficiency and productivity, which may adversely affect our service quality; and

•                  geopolitical risk and the potential deterioration of international trading relationships between China and the rest of world as a result of the evolving COVID-19 outbreak will impact international chemical business and hence our business.

In addition, the COVID-19 outbreak may further adversely affect our financial condition and operating results for the remaining 2020, including but not limited to negative impact to our total revenues, cashflow options and operating results. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reintroduction of restrictions. Because of the uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at the time of this annual report.

Safe Harbor on Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “could,” “potential,” “continue” or other similar expressions. These statements relate to future events or the Company’s future financial performance and are based on the Company’s current expectations and beliefs concerning future developments of the COVID-19 outbreak and their potential effects on the Company. There can be no assurance that future developments of the COVID-19 outbreak affecting the Company will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the Company) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Data Inc.

By	:	/s/ Zheng Wang
Name	:	Zheng Wang
Title	:	Director and Chief Executive Officer

Date: April 29, 2020